Garb

Garb Oil & Power Corporation
1588 South Main Street, Suite 200
Salt Lake City, Utah 84115
Phone: 801-832-9865
Email: info@garbmail.com
Web: www.garbop.com

June 23rd, 2010

CERTIFICATE OF RESOLUTION

I, John Rossi, President of Garb-Oil & Power Corporation (the "Corporation" or the "Company"), a Utah corporation, do hereby certify that the following is a true and complete copy of resolution duly adopted by the Board of Directors of the Corporation on June 11, 2010, and that said resolution has not been rescinded, revoked, amended or modified in any respect and remain in full force and effect as of the date hereof:

> **RESOLVED THAT Article IV of the Corporation's Articles of Incorporation be amended in order to change the Corporation's authorized shares of common stock to 50 billion shares, Class A Preferred to 1,000,000 shares, Class B Preferred to 30,000,000 shares, and Class C to 19,000,000 shares as originally authorized by the shareholders in a Special Stockholders' Meeting held on March 1st 2010. This change in authorized shares will allow the company additional flexibility for possible future business opportunities.**

In witness whereof, I have executed this document on this 23rd day of June 2010.

John Rossi, President, Garb-Oil & Power Corporation

On this 23rd day of June 2010 before me the undersigned officer personally appeared John Rossi, know personally to me to be the Secretary of the above-named corporation, and that he as such officer, being authorized to do so, executed the foregoing instrument for the purposes therein contained and state, by signing his name as such officer.

IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

Notary Public

Notary Public
GWEN E. NELSON
1588 South Main Street
Salt Lake City, Utah 84115
My Commission Expires
May 1, 2012
State of Utah